TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102F1

FOR THE YEAR ENDED OCTOBER 31, 2005

February 28, 2006

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2005.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement.

The following information, prepared as of February 27, 2006, should be read in conjunction with the October 31, 2005, year-end audited financial statements of the Company.

DESCRIPTION OF BUSINESS

Titan Trading Analytics Inc. (“Titan” or the “Company”) has three wholly owned subsidiaries Titan Trading USA, LLC, Titan Trading GP Inc., (“Titan GP”), and Titan Trading Corp..

The Company expended all of its efforts in 2005 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software. On February 22, 2005, Titan announced the release of the first version of its automated trading platform known as TOPS which will greatly assist traders with trading activities.  This trading platform has been used by Mr. Carrozza, at the Company’s US trading office.

Titan Trading Limited Partnership 1 (“TTLP1”) was created in February 2005.  Titan GP is the general partner.  The limited partners must be accredited investors.  TTLP1 will trade funds using the TOPS software and N1 Expert System (a system designed to profit from large multi-day moves on the broad Standard & Poors 500 stock market index) for a period of approximately two years.  The profits will be divided on the basis of 50% to the limited partners and 50% to the general partner.  There will be an annual administrative fee paid to Titan equal to 2% of the net asset value of TTLP1.

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software.  The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993.  In June 2003, Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies, LLC (Cignal) and has developed an automated trading platform using and further developing the Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations.  (See Subsequent Events with respect to Software Transfer Agreements).

Titan currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.  These products are known as: 1) the N1Expert Trading System and 2) Titan’s Order Processing Software, or TOPS.

The Company’s wholly owned market timing software, N1Expert, relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems.  Neural networks constitute an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans.  The software is “taught” to recognize complex patterns through trial and error, without being programmed with specific preconceived rules.  This pattern recognition ability allows the software to generate buy and sell signals on the S&P 500 futures contracts to trade large swings on the S&P 500 stock index.

The automated trading platform, TOPS, which the Company has certain rights to pursuant to a license with Cignal, may conceptually be divided into two parts:

▪

Trading system software; and

▪

Automatic order execution software

These parts, when assembled with other components form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to trade execution engines, currently RediPlus and RealTick.  The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

Titan holds an exclusive use license and a third party revenue interest in the TOPS Technology and plans to exploit this Technology and Titan’s wholly owned proprietary software in two ways:

1.

by establishing a profitable trading operation; and

2.

by marketing and licensing software to third parties.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of such a system during 2005.  The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios.

The Company is a reporting issuer in Canada and the United States.  Titan’s shares trade in the United States on the Over-The-Counter Bulletin Board and in Canada on the TSX Venture Exchange.

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders. Additionally, Titan expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors.  Sales will be conducted by direct selling and referrals.  The selling proposition is that the software and service improves trading results.  During 2004 the Company began beta testing and trading in a third party account.   In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of US Trading Operations began trading an account for the same third party using the Technology.  As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results.  It is the Company’s intention to use this trading performance to attract paying clients.

In September 2005, the Company retained the services of Coralwood Technologies of Edmonton, Alberta, Canada, to help develop a proprietary data analysis platform.  The platform is called “TickAnalyst” and will offer a suite of products under it namely: data find reader, data base management, data analysis, trading signal generation and charting.

The Company has completed the initial phase of development of this proprietary market data analysis platform.  TickAnalyst includes a real-time tick-based database, as well as QuickTick Charting, and other components.  TickAnalyst will be tested in-house by Titan’s wholly owned subsidiary, Titan Trading USA in mid March 2006, using both blackbox (fully automated) and grey box (partially automated) trading of stocks and world currencies.  The new TickAnalyst software will offer significant advantages over Titan’s existing proprietary trading operation software, TOPS, which is based on a third-party platform.  QuickTick Charting is expected to offer very fast charts for any trading symbol within its supported exchanges as well as other capabilities designed with the grey-box trader in mind.  After testing is complete, Titan will explore various avenues in which the QuickTick Charting system may be made available for use by other trading firms or groups of individual traders for a monthly fee.

The main focus for 2006 is to complete the proprietary platform, “TickAnalyst” and its suite of products.  The Company plans to promote, distribute, and sell these products to dealers, financial institutions and high net worth individuals.

The Company also plans on licensing the fully automated TOPS system to institutions subsequent to the completion of our beta testing in March 2006.

OVERALL PERFORMANCE

Titan has had no operating revenue to date, and continues to fund the Company solely through private placements.

Equity Placements and Debt Conversions

During 2005, the Company completed five private placements and two debt conversions of common shares as described below:

1.  In November 2004, pursuant to a private placement, the Company issued 1,363,667 units at $0.15 per unit, for aggregate proceeds of $204,550.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.20 per share in year one, and $0.25 per share in year two, until expiry on November 30, 2006.

2.

In January 2005, pursuant to a shares for debt transaction, the Company issued 1,748,408 common shares at a deemed value of $0.12 per share in exchange for the settlement of $209,809 of loans and advances.  Of the common shares issued, 742,533 common shares were issued to settle $89,104 of loans and advances from an officer and director of the Company.

3.

In February 2005, pursuant to a private placement, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.20 per share in year one and $0.25 per share in year two, until expiry on February 14, 2007.

4.

In March 2005, pursuant to a private placement, the Company issued 1,000,000 units at $0.12 per unit, for aggregate proceeds of $120,000.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at $0.18 per share until expiry on March 14, 2006.  The subscriber to the private placement was a private investment group from the United States.

1.

In May 2005, pursuant to a private placement, the Company issued 1,167,000 units at $0.20 per unit, for aggregate proceeds of $233,400.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each of the 583,500 warrants entitles the holder to purchase one common share at $0.27 per share, until expiry on May 19, 2006. A Director of the Company subscribed for 200,000 units of the placement.

6.

In August 2005, the Company completed a Shares for Debt transaction in the amount of $262,500, where 1,050,000 common shares in the capital of the Corporation were issued, at a deemed price of $0.25 to a director of the Corporation for debt related to the purchase of Technology software from Cignal Technologies, LLC.

7.

In October 2005, pursuant to a private placement, the Company issued 1,509,026 units @ $0.18 per unit, for aggregate proceeds of $271,625.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each of the 754,514 warrants entitles the holder to purchase one common share at $0.30 per share, until expiry on October 13, 2007.

 The issue costs relating to these placements totaled $77,652.

In October 2005, 100,000 units at $0.15 per unit (paid-in amounts), were returned to treasury, 100,000 warrants at $0.20 per share were cancelled and 759,999 warrants with an exercise price of $0.20 expired.  The value of the warrants that were cancelled and expired of $21,440 has been transferred to contributed surplus.  These shares and warrants were originally issued in February 2005.  The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

Warrants Exercised

During current fiscal year ending October 31, 2005, a total of 430,000 warrants were exercised into common shares at $0.12 per share, for aggregate proceeds of $51,600.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2006, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash and cash equivalents, goods and services tax receivable, accounts payable, and loans and advances.  It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, due to their short-term nature.  The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not sue derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however, the Company’s property is currently located in Canada, the United States and the United Kingdom.  To date the Company has not generated revenues, and has relied on funding through private placements.

In November 2004, the Company opened an office in West Palm Beach, Florida to be used as a base for Titan’s US trading operations.  Mr. Carrozza is the director of Titan’s US trading operation.  He is a registered series 7 and 63 broker, has eighteen years experience and is the chief trading architect behind the Company’s trading logic for TOPS.  Establishing a US presence will facilitate the Company’s business objectives and enable the Company to introduce TOPS to the trading community.  The office also provides a training location for Titan’s future business partners.

SELECTED ANNUAL INFORMATION AND RESULTS FROM OPERATIONS

	For Year Ended October 31
	2005 (audited)	2004 (audited)	2003 (audited)
Net sales/total revenues	NIL	NIL	NIL
Net Loss	1,343,289	457,589	162,137
Net Loss per shares (fully diluted)	.07	.04	.02
Assets	213,066	93,453	16,328
Long-term financial liabilities	NIL	NIL	NIL
Dividends declared per shares	NIL	NIL	NIL

RESULTS OF OPERATIONS

During 2005, the Company focused on the further development of the software trading programs, re-writing code in preparation for the commencement of beta testing and trading in a third party account with its trading software.

The increase in net loss for the period was the direct result of research and development fees and business development fees.

An increase in research and development fees to $609,130 (2004 – $139,488) and business development fees $101,982 (2004 – NIL)  in the current year-end is a direct result of the Company focusing on the continued development of the software programs as the Company tested the trading software in comparison to the same period last year.

Professional fees $139,207 (2004 – $120,299) increased as the Company focused efforts on forming a Limited Liability Partnership to raise funding for the trading program as well as additional costs related to financial reporting requirements for the multi-jurisdiction filings as wells as costs of the above mentioned private placements.

Amortization expense for the year ended October 31, 2005 was $8,722 (2004 - $4,247) due to the acquisition of several computers during the past fiscal year for trading and testing purposes.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended
	Oct 31 2005	July 31 2005	April 30 2005	Jan 31 2005
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	592,921	187,621	415,527	147,220
Net loss per share (fully diluted)	.03	.01	.02	.01

	For the three month period ended
	Oct 31 2004	July 31 2004	April 30 2004	Jan 31 2004
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	429	134,760	127,553	194,847
Net loss per share (fully diluted)	.01	.01	.01	.02

The statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ materially with those established in the United States.

Fluctuations / Changes in Accounting Policies

Effective November 1, 2004, the Company retroactively adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options will be calculated using the Black-Scholes option pricing model. Any consideration paid on exercise of share options is credited to share capital.  The current year’s opening deficit balance and contributed surplus balance have been increased by $66,600 to account for the fair value of employee stock options granted in the prior year.  If the fair value of the stock options granted had been accounted for using the fair value method in the prior year, the reported net loss would have increased from $457,589 to $524,189, and the basic and fully diluted loss per common share would have increased from $0.04 to $0.05.  There were no share options issued prior to October 31, 2002.

An amount of $62,735 was recorded as loan receivable in 2004, and during 2005, the Company commenced negotiations to purchase intellectual property from the director.  If an agreement is not reached, the amount will be refundable to the Company.  The amount is unsecured and non-interest bearing.

In August 2005, the Company completed a shares for debt transaction in the amount of $262,500, where 1,050,000 common shares in the capital of the Company were issued, at a deemed price of $0.25 to a director of the Company for debt related to the license of Technology software from Cignal Technologies, LLC.  Initially the license was capitalized, however, there was limited income generated as at October 31, 2005 and the amount of $262,500 was expensed to research and development costs.

As at October 31, 2005, management had completed the restructuring of the Company and had increased its operations in an effort to promote the trading software programs and increase market awareness of the Company.

LIQUIDITY

The Company’s working capital deficiency as of October 31, 2005, was $76,993 (October 31, 2004 – $324,246).

The Company has since its inception, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.

The future ability of the Company to realize full commercialization and sales of the technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.

DISCLOSURE AND CONTROL PROCEDURES

Management and the Board are committed to the promotion of investor confidence by ensuring that trading in the Company’s securities takes place in an efficient, competitive and informed market.  In accordance with the continuous disclosure requirements under the securities commission rules and TSX Venture Exchange policies, the Company has adopted a Corporate Disclosure Policy and has procedures in place to ensure that any sensitive information is identified, reviewed by management and disclosed in a timely manner to the regulatory authorities, shareholders and the public.  The President and Chief Technology Officer of the Company have evaluated the Company’s disclosure controls and procedures relating to the information required to be prepared and disclosed as at October 31, 2005, and have concluded that these controls and procedures were effective.

TRANSACTIONS WITH RELATED PARTIES

The related party transactions are in the normal course of operations, and are recorded at the exchange amount.

An amount of, $20,559 (October 31, 2004 - $103,256) due to an officer and director is included in loans and advances. The related party transactions are in the normal course of operations, are recorded at the exchange amount, and are unsecured and non-interest bearing.

Management fee costs of $114,769 (2004 - $80,520, 2003 - $110,586) were paid to officers and directors of the Company during 2005.

Research and development fees of $600,376 disclosed on the financial statements, include $334,094 (2004 - $120,000 and 2003 – 0) paid to shareholders, officers, and directors of the Company, and $262,500 paid towards the License of  Technology.

An amount of $62,735 was paid to a Director during 2004.  The amount will be used to purchase the intellectual property once an agreement has been reached between the party and the Company.  If an agreement is not reached, the amount will become due to the Company.

SUBSEQUENT EVENTS

In February 2006, pursuant to a private placement, the Company issued 3,535,897 units at $0.18 per unit, for aggregate proceeds of $636,461.  Each unit consisted of one common share plus one half of one common share purchase warrant.  Each whole warrant will enable the holder to purchase a common share at $0.30 for the first twelve month period from date of issuance, and at $0.40 for the second twelve month period expiring on February 1, 2008.  The proceeds from the placement will be used for general operating capital and the development of the Corporation’s network-based trading server.

Subject to regulatory approval, in February 2006, the Company announced that it has entered into a Software Transfer Agreement with Phillip Carrozza a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the Software Transfer Agreement, Titan will issue to Cignal Technologies and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which common shares will be issued on closing and the remaining 2,000,000 common shares to be warrants.  The Software Transfer Agreement provides Cignal Technologies with the right of first refusal, in the event that Titan becomes insolvent, to match a proposed sale of the software to a third party.

Titan has also entered into a Software Transfer Agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the Software Transfer Agreement, Titan will issue to Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The Software Transfer Agreement provides Mr. Gossland with a right of first refusal, in the event that Titan becomes insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants issued to Cignal Technologies, Mr. Carrozza and Mr. Gossland are exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants are exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008.  The release of these warrants is conditional upon the 20 day average stock price on these dates being no less than $1.00 and $2.00 per share respectively.

In connection with the Software Transfer Agreements, Titan has entered into consulting agreements with each of Cignal Technologies and Michael Gossland, whereby they will provide consulting services to Titan until October 31, 2008.

The software transfer agreements mentioned above are subject to regulatory approval of the transfers of the software and issuance of the securities.  Titan has not paid any finder’s fees in connection with the above transactions.  All of the securities issued in connection with the software transfer agreement will be subject to a four month hold period.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of February 28,  2006

Class	Par Value	Authorized	Issued
Common Shares	Nil	Unlimited	26,182,296
Preferred Shares	Nil	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding, as of February 28, 2006.

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	1,500,000	$0.10	Dec. 22, 2008	N/A
Stock Options	200,000	$0.12	May 10, 2009	N/A
Stock Options	495,593	$0.155	Feb. 16, 2010	N/A
Stock Options	15,000	$0.155	March 19 2006	N/A
Stock Options	1,040,000	$0.25	March 1, 2010	N/A
Stock Options	185,000	$0.25	March 19, 2006	N/A
Stock Options	50,000	$0.135	July 5, 2010	N/A
Purchase Warrants	810,000	$0.12	March 16, 2006	N/A
Purchase Warrants	1,212,000	$0.12	March 16, 2006	N/A
Purchase Warrants	1,363,667	$0.20 in year one $0.25 in year two	Nov. 30, 2006	N/A
Purchase Warrants	1,353,333	$0.20 in year one $0.25 in year two	Feb. 14, 2007	N/A
Purchase Warrants	250,000	$0.18	Feb. 28, 2006	N/A
Purchase Warrants	250,000	$0.18	March 14, 2006	N/A
Purchase Warrants	583,500	$0.27	May 19, 2006	N/A
Purchase Warrants	754,514	$0.30	October 13, 2007
Purchase Warrants	1,767,954	$0.30 in year one $0.40 in year two	February 1, 2008

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.